Exhibit 99.1

YAMANA GOLD DECLARES FOURTH QUARTER DIVIDEND

TORONTO, ONTARIO, October 29, 2014 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) declares a fourth quarter 2014 dividend of $0.015 per share. Shareholders of record at the close of business on December 31, 2014 will be entitled to receive payment of this dividend on January 15, 2015.  The dividend is an “eligible dividend” for Canadian tax purposes.

The Company is committed to return value to shareholders and has done so through the issuance of dividends consistently since 2007.  The level of this payout is a reflection of current and future anticipated cash flows in the context of current markets.  The Company continues to be committed to paying dividends, and at current levels, the Company believes the dividend provides a yield that is in line with historic levels for the Company and the industry in general.  The determination of the dividend is consistent with the Company’s practice of continually evaluating the dividend level as it relates to current and future cash flow generation and the conservation and reinvestment of capital.

The Company is now providing shareholders with the option to receive an electronic payment of dividends through its Transfer Agent, CST Trust Company.  Information and instructions on how to participate will be included in upcoming mailings to shareholders.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com

(All amounts are expressed in United States dollars unless otherwise indicated.)